BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer

Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change

June 1, 2006

Item 3: Press Release

June 2, 2006

Item 4: Summary of Material Change

Augusta announced that it has retired the balance of its Convertible Debenture announced June 1, 2005, with final payment of CD$3,000,000 plus interest, pursuant to re-negotiated terms outlined in its November 18, 2005, news release.

Item 5: Full Description of Material Change

Augusta announced that it has retired the balance of its Convertible Debenture announced June 1, 2005, with final payment of CD$3,000,000 plus interest, pursuant to re-negotiated terms outlined in its November 18, 2005, news release.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer,
Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 2nd day of June 2006.

/s/	“Purni Parikh”
Name:	Purni Parikh
Title:	Corporate Secretary